1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

January 7, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 328 (“PEA 328”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 454 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on November 15, 2019. PEA 328 was filed to register Class A and Class C shares of PIMCO Total Return ESG Fund, an existing series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 328. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: As required by Rule 423 under the 1933 Act, please confirm that the date on the prospectus cover will be approximately the date that the amended prospectus will become effective without reference to an earlier date “as supplemented.”

Response: The Registrant acknowledges the Staff’s request to date any prospectuses included in post-effective amendments to its registration statement as of the date the amendment will become effective. The sole purpose of PEA 328 was to register Class A and Class C shares of the Fund. In lieu of creating a standalone new prospectus solely for two new classes of an existing Fund, the Registrant updated the existing multi-series, multi-class prospectus for that Fund, dated July 31, 2019, to add the new classes. The definitive post-effective amendment for this purpose will be filed on or around January 14, 2020 (“485(b) PEA”). The prospectus in the 485(b) PEA will be dated “July 31, 2019 (as supplemented January 14, 2020).” Just as in PEA 328, the prospectus in the 485(b) PEA will include a number of other series and classes of the Registrant in addition to

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the two new classes of the Fund, and PEA 328 was, and 485(b) PEA will be, filed under the new class identifiers for the Fund only, not the identifiers of all of the other series and classes that were included in the prospectus within each of PEA 328 and the 485(b) PEA. Such other series and classes were included for administrative convenience in recognition of the fact that the Registrant always intended to offer the new classes of the Fund, together with other funds and their classes, in the existing July 31, 2019 prospectus, not in a new standalone prospectus dated January 14, 2020.

An alternative approach would have been to draft and file a new standalone prospectus solely for the new classes of the Fund, via post-effective amendment dated January 14, 2020, and immediately supersede that filing with a 497 filing incorporating the newly effective classes of the Fund within the existing July 31, 2019 prospectus with a dating convention of “July 31, 2019 (as supplemented January 14, 2020).” In other words, the Registrant could create two different sets of prospectuses, one of which would be used solely for PEA 328 and then discarded, the other used for a subsequent 497 filing and actual delivery to shareholders. We respectfully assert that such alternative approach would have created substantial administrative burdens and costs for no discernible benefit, solely to ensure that the prospectus within PEA 328 was dated in technical conformance with Rule 423. For these reasons, we respectfully assert that the dating convention used in PEA 328 was appropriate as is.

Comment 2: In the “Fees and Expenses of the Fund” section of the Fund’s Fund Summary, please add disclosure regarding sales charge discounts and referencing Appendix B, consistent with other Funds that offer Class A shares.

Response: Comment accepted.

Comment 3: The Fund includes a fee table footnote relating to the Fund’s interest expense. Such footnote is neither permitted nor required by Form N-1A. Please delete. As an alternative approach to the interest expense related footnotes, consider adding a parenthetical or sub-caption line item to the “Other Expenses” line item that identifies interest expense, which is permitted by Form N-1A.

Response: The Registrant has previously reviewed its funds’ interest expense footnotes in light of the Staff’s comment and has already consolidated such footnotes into a single footnote per fund fee table, consistent with the Staff comment provided to the 2016 annual update of the PIMCO Funds’ registration statement. However, the Registrant respectfully declines to delete these footnotes in their entirety. The Registrant’s response, set forth below, is the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants.

To the extent the Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes, but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

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Unlike many other fund complexes, the Fund has a “unified fee” structure wherein the Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Fund’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes an explanatory footnote appropriately placed where it is most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) is helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added). The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added). The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Fund with other mutual funds. Without the current fee table footnote describing the Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s fee table would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Because the unified fee structure

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renders “Other Expenses” a non-routine line item for the Fund, investors in the Fund have reasonably come to expect that the total expense ratio of the Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnote to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes an explanatory footnote in the summary prospectus. The Registrant believes deleting the footnote would cause the Fund’s fee table to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a footnote as part of the fee table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

The Registrant has considered the alternative approaches suggested by the Staff and has respectfully determined not to make changes at this time.

Comment 4: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, a fee waiver may be disclosed in the fee table only if it will be in effect for at least one year from the effective date of the prospectus. Please revise the disclosure for all funds in the prospectus accordingly.

Response: As explained in response to Comment 1 above, PEA 328 was filed only to register Class A and Class C shares of the Fund. Accordingly, PEA 328 did not amend the registration statement for other series and classes of the Registrant. Therefore, the Registrant was under no obligation to update the terms of its contractual fee waivers with respect to such other series and classes.

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Comment 5: Since the use of “ESG” in the Fund’s name suggests investment in the securities of issuers with certain business practices with respect to the environment, social responsibility, and governance (“ESG Investments”), the Fund should adopt a names rule policy to invest at least 80% of its assets in ESG Investments. Please disclose such a policy for the Fund and also add specific criteria to the Fund’s Principal Investment Strategies section. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of “specific criteria” used by the Fund to select investments pursuant to its names rule policy.

Response: The Registrant respectfully declines to revise the Fund’s prospectus to include an 80% policy related to “ESG” in the Fund’s name. Rule 35d-1 under the 1940 Act requires that a fund adopt an 80% policy in three situations: (i) when it has a name suggesting investment in certain investments or industries; (ii) when it has a name suggesting investment in certain countries or geographic regions; and (iii) when it has a name suggesting it is exempt from federal income tax or from both federal and state income tax.

The Registrant does not believe that the term “ESG” is a term that falls under any of the three categories outlined in Rule 35d-1. “ESG” does not suggest investment in certain industries, countries or geographic regions or suggest that the Fund is exempt from any tax. The term “ESG” is not specifically addressed in the Rule 35d-1 adopting release or the Staff’s guidance regarding frequently asked questions about Rule 35d-1, in which the Staff distinguished between a term that suggests an investment objective or strategy and a term that suggests a type of investment. As used by the Fund, the term “ESG” describes a strategy and not a particular type of investment. As described in the Fund’s principal investment strategies:

The Fund may avoid investment in the securities of issuers whose business practices with respect to the environment, social responsibility, and governance (“ESG practices”) are not to PIMCO’s satisfaction. In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of material ESG issues and may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations. Additionally, PIMCO may engage proactively with issuers to encourage them to improve their ESG practices. PIMCO’s activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in-person meetings, phone calls, electronic communications, and letters. Through these engagement activities, PIMCO seeks to identify opportunities for a company to improve its ESG practices, and will endeavor to work collaboratively with company management to establish concrete objectives and to develop a plan for meeting these objectives. The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives. It may also exclude those issuers that are not receptive to PIMCO’s engagement efforts, as determined in PIMCO’s sole discretion.

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We respectfully submit that the Fund is not required to adopt an 80% policy with regard to its ESG strategy. Accordingly, no changes have been made in response to this comment.

Comment 6: The Fund’s principal investment strategies state that, “The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives.” In the Staff’s view, the Fund’s investments described in this sentence may not be counted for purposes of complying with the Fund’s 80% names rule policy.

Response: As explained in response to Comment 5 above, the Fund does not have an 80% names rule policy. Accordingly, the Registrant has not made any changes in response to this comment.

Comment 7: The Fund’s “Principal Investment Strategies” state that “The Fund may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements . . . .” Please tailor this disclosure to disclose how the Fund intends to use derivatives, including the purpose of the Fund’s use of derivatives. In general, see letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010.

Response: We have reviewed the 2010 letter and believe that the Fund’s derivatives disclosure is consistent with the guidance provided therein.

To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections: (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Fund provides a summary of the types of derivatives used within the Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Risk/Return Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

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Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Risk/Return Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the Statement of Additional Information. The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Risk/Return Summary and providing successively more detail in each of three separate sections of the prospectus and Statement of Additional Information that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 8: Consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If so, please add relevant disclosure to the Fund’s principal risks. See Staff Statement on LIBOR Transition (July 12, 2019).

Response: The Registrant does not believe that the expected discontinuation of LIBOR is a principal risk of the Fund. However, the Registrant has added disclosure regarding the expected discontinuation of LIBOR to the Fund’s SAI, as follows:

Actions by governmental entities may also impact certain instruments in which a Fund invests. For example, certain instruments in which a Fund may invest rely in some fashion upon LIBOR. LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on a Fund or on certain instruments in which a Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in a reduction in the value of certain instruments held by a Fund or reduce the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

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Comment 9: The Fund includes “Derivatives Risk” as a principal risk. Please tailor the Fund’s “Derivatives Risk” disclosure to reflect the Fund’s use of derivatives. See ADI 2019-08, Improving Principal Risk Disclosure.

Response: The Registrant acknowledges the Staff’s comment. The Registrant will review the relevant disclosure and consider whether any changes are appropriate in connection with the Fund’s next annual update.

Comment 10: The “Reductions and Waivers of Initial Sales Charges and CDSCs” section includes the following disclosure:

CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan; redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor; redemptions effected by a Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of the Trust; certain intra-fund exchanges of Class A shares for Institutional Class shares; redemptions by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and certain redemptions effected by fiduciaries who have purchased shares for certain accounts. In addition, investors will not be subject to CDSCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. Please see the SAI for additional details.

Item 12(a)(2) of Form N-1A has two requirements: (1) that the Registrant briefly describe any arrangements that result in breakpoints or eliminations of sales loads; and (2) that the Registrant identify each class of individuals or transactions to which such arrangements apply. In the Staff’s view, the following language does not sufficiently identify the applicable class of individuals, because the disclosure is too vague:

(c)    “redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor;”

Anu Dubey January 7, 2020 Page 9

(d)    “certain redemptions effected by fiduciaries who have purchased shares for certain accounts”

Please revise the disclosure to add specificity as to the class of individuals or transactions that qualify for each of these waiver categories.

Response: Comment accepted. The Registrant will revise the “Reductions and Waivers of Initial Sales Charges and CDSCs” disclosure as follows:

CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan; redemptions by current or former Trustees, officers and employees of the Trust or PIMCO Equity Series, and by directors, officers and current or former employees of the Distributor, PIMCO, or certain of PIMCO’s affiliates if the account was established while employed ~~individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor~~; redemptions effected by the Acquiring Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of the Trust; certain intra-fund exchanges of Class A shares for Institutional Class shares; redemptions by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and ~~certain~~ redemptions effected by trustees or other fiduciaries who have purchased shares for certain employer-sponsored plans ~~accounts~~.

Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not

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overwhelming investors with information.”1 The Registrant believes that its disclosure, as revised, is appropriately responsive to this disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing each applicable waiver for front-end sales loads. The Registrant’s disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described.

Comment 11: In the first sentence of the Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Positions section, replace or add to “when PIMCO deems it appropriate to do so” with “in attempting to respond to adverse market, economic, political, or other conditions.” See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: In response to the Staff’s comment, Registrant will revise the disclosure as follows: “For temporary defensive purposes, the Fund may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities in attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO~~, when PIMCO deems it appropriate to do so~~.”

Statement of Additional Information

Comment 12: The Investment Restrictions – Fundamental Investment Restrictions section states,

Similarly, Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Fund’s industry concentration restrictions.

Revise to make clear that this exception applies to tax-exempt municipal bonds only. See IC Rel. No 9785 (May 31, 1977).

Response: The Registrant notes that the Staff has previously given this comment on several filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on PIMCO Funds’ Amendment No. 311.2

The SEC and the Staff have previously advised that governments and their political subdivisions are not members of any industry.3 Accordingly, the Registrant treats all municipal bonds issued by

[1]	See Disclosure of Breakpoint Discounts by Mutual Funds, Inv. Co. Rel. No. 26464 (June 14, 2004).

[2]	See Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Amendment No. 311 (Feb. 27, 2019).

[3]

See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (The Staff “recognize[s] that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”) (emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).

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governments and their political subdivisions, both tax-exempt and taxable, as not subject to the Funds’ concentration policy because such municipal bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with SEC and Staff guidance on this issue, the Registrant has retained the disclosure as is.

Comment 13: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

With respect to investments in other investment companies by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Core Asset Allocation Fund and PIMCO Inflation Response Multi-Asset Fund, the Trust takes the position that investments in other investment companies are not considered an investment in a particular industry, and portfolio securities held by other investment companies in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Fund’s policy on concentration.

Please revise the disclosure to note that the funds of funds consider the portfolio holdings of all underlying funds in which the funds of funds invest for purposes of the funds of funds’ concentration policies.

Response: The Registrant respectfully declines to make the change requested by the Staff at this time. The funds of funds disclose that they do not treat other investment companies as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance.4 Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with SEC guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a fund of funds makes direct investments in securities and instruments not issued by other investment companies, the fund of funds will consider the industries to which such direct investments belong for purposes of applying the fund of funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry (e.g., the PIMCO

[4]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

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Preferred and Capital Securities Fund), the fund of funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund. By taking into consideration such concentration policies, the funds effectively “consider” the holdings of such Underlying PIMCO Funds. However, the funds of funds do not look through to the holdings of Underlying PIMCO Funds for purposes of the funds of funds’ concentration policy.

Comment 14: Include the sub-adviser’s fee rate for each fund in addition to the adviser’s fee rates set forth in the Advisory Fee Rates table. See Item 19(a)(3) of Form N-1A, which requires disclosure of “the method of calculating the advisory fee payable by the Fund.”

Response: In consideration of the Staff’s comment, the Registrant has reviewed the Advisory Fee Rates table and has determined not to incorporate revisions at this time. Item 19(a)(3) of Form N-1A requires the disclosure of “the advisory fee payable by the Fund.” As disclosed in the SAI, the sub-adviser is paid by PIMCO, thus such fees are not payable by a fund.

                *****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:         Ryan G. Leshaw, Pacific Investment Management Company LLC

             Stephen Forster, Pacific Investment Management Company LLC

             Douglas P. Dick, Dechert LLP